Investor Relations: Media Relations:	Beth Eckenrode (412) 490-4331 Jeffrey Pina (412) 490-4661

NOVA Chemicals reports continued improvement

For immediate release, Wednesday, October 23, 2002, Pittsburgh, PA
All financial information is in U.S. dollars unless otherwise indicated.

NOVA Chemicals will host a conference call today, Wednesday, October 23, 2002, for investors and analysts at 1 p.m. EDT (11 a.m. MDT; 10 a.m. PDT). Media are welcome to participate in this call in a “listen only” mode. The dial in number for this call is (416) 405-9328. The replay number is (416) 695-5800 (Reservation No. 1257720). The call will also be available live on the Internet at www.vcall.com.

NOVA Chemicals Corporation (NOVA Chemicals) reported break-even results before unusual items for the third quarter of 2002. This compares to a loss to common shareholders before unusual items of $19 million ($0.22 per share loss diluted) in the second quarter of 2002 and a loss to common shareholders before unusual items of $81 million ($0.95 per share loss diluted) during the third quarter of 2001.

The third quarter of 2002 included unusual items of $12 million after-tax primarily related to severance costs due to restructuring activities (see pages 7 and 12). As a result, NOVA Chemicals reported a net loss to common shareholders after unusual items of $12 million ($0.14 per share loss diluted) for the quarter.

“We improved results for the third straight quarter,” said Jeff Lipton, NOVA Chemicals’ President and Chief Executive Officer. “This quarter was better than last quarter and showed very significant improvement over the same period a year ago.”

“The company’s financial position remains strong,” continued Lipton. “We have maintained the financial strength and flexibility to run our company effectively and kept short term debt levels low, despite inventory valuation increases.”

The Olefins/Polyolefins business reported net income of $8 million in the third quarter, compared to a second quarter net loss of $3 million. Prices improved; however, volumes fell from the second quarter, reflecting a normal seasonal slowdown in polyethylene demand.

The Styrenics business reported a third quarter net loss of $19 million, compared to a second quarter net loss of $11 million. Although product prices continued to increase, they did not keep pace with rising feedstock costs. Volumes also fell from second quarter levels due to seasonal demand reductions.

NOVA Chemicals Highlights (unaudited; millions of U.S. dollars except per share amounts and as noted)

	Three Months Ended			Nine Months Ended
	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001
Net income (loss)
Olefins/Polyolefins	$ 8	$ (3)	$ (13)	$ (9)	$ 26
Styrenics	(19)	(11)	(56)	(69)	(133)

NOVA Chemicals operated	(11)	(14)	(69)	(78)	(107)

Methanex	18	3	(4)	15	19

	7	(11)	(73)	(63)	(88)
Preferred securities
dividends and distributions	(7)	(8)	(8)	(22)	(26)

Net income (loss) to common
shareholders before
unusual items	0	(19)	(81)	(85)	(114)
Unusual items after-tax(1)	(12)	(3)	16	21	58

Net loss to common
shareholders after
unusual items	$ (12)	$ (22)	$ (65)	$ (64)	$ (56)

Earnings (loss) per share
before unusual items
Basic	$ 0.00	$ (0.22)	$ (0.95)	$ (0.99)	$ (1.34)
Diluted	$ 0.00	$ (0.22)	$ (0.95)	$ (0.99)	$ (1.34)

Loss per share after
unusual items
Basic	$ (0.14)	$ (0.25)	$ (0.76)	$ (0.74)	$ (0.66)
Diluted	$ (0.14)	$ (0.25)	$ (0.76)	$ (0.74)	$ (0.66)

Weighted average common
shares outstanding (millions)	86	86	86	86	85

Revenue	$ 806	$ 777	$ 743	$ 2,245	$ 2,540
EBITDA(1), (2)	$ 82	$ 72	$ (19)	$ 165	$ 73

Depreciation	$ 67	$ 67	$ 61	$ 198	$ 168
Funds from operations	$ 47	$ 56	$ 0	$ 101	$ 69
Capital expenditures	$ 22	$ 9	$ 38	$ 37	$ 127
Average capital employed(3)	$ 2,983	$ 3,019	$ 3,276	$ 3,028	$ 3,010
After-tax return on capital employed(4)	0.9%	0%	(6.2)%	(1.3)%	(2.7)%
(Loss) return on average common equity(5)	0%	(7.2)%	(26.6)%	(11.0)%	(12.0)%

(1)	See Supplemental Earnings Measures on page 11.
(2)	Net income (loss) before income taxes, other gains, equity in earnings (losses) of affiliates, interest expense, depreciation and restructuring charges (see Consolidated Statement of Income (Loss) and Supplemental Earnings Measures).
(3)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital of NOVA Chemicals’ operated businesses, and excludes assets under construction and investments.
(4)	Equals NOVA Chemicals operated net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.
(5)	Equals annualized net income (loss) to common shareholders before unusual items divided by average common equity.

2

OLEFINS/POLYOLEFINS BUSINESS

Financial Highlights (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Nine Months Ended
	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001
Revenue(1)	$ 489	$ 477	$ 456	$ 1,379	$ 1,606
EBITDA(2)	73	57	29	164	164
Depreciation	42	42	36	124	93
Operating income (loss)	31	15	(7)	40	71
Net income (loss)(3)	8	(3)	(13)	(9)	26
Capital expenditures
- sustaining	$ 12	$ 6	$ 21	$ 22	$ 52
- strategic	—	—	4	—	47

Total capital expenditures	$ 12	$ 6	$ 25	$ 22	$ 99
Average capital employed(4)	$ 1,732	$ 1,801	$ 1,937	$ 1,771	$ 1,624
After-tax return on capital employed(5)	3.8%	0.9%	(0.9)%	1.1%	3.7%

(1)	Before intersegment eliminations.
(2)	Net income (loss) before income taxes, interest expense and depreciation.
(3)	Before distributions and dividends on preferred securities.
(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital and excludes assets under construction.
(5)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)

Three Months Ended
	Sept. 30 2002	June 30 2002	Sept. 30 2001
Ethylene(2)	$ 0.23	$ 0.23	$ 0.24
Polyethylene - linear low-density butene liner(3)	$ 0.37	$ 0.32	$ 0.35
Polyethylene - weighted average benchmark(4)	$ 0.41	$ 0.36	$ 0.39
NYMEX natural gas (dollars per mmBTU)	$ 3.26	$ 3.37	$ 2.98
WTI crude oil (dollars per barrel)	$28.27	$26.24	$26.76

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)	Source: Chemical Markets Associates, Inc. (CMAI) USGC Net Transaction Price.
(3)	Source: Townsend Polymer Services Information (TPSI).
(4)	Benchmark prices weighted according to NOVA Chemicals’ product mix in North America. Source for benchmark prices: TPSI.

Polyethylene Sales Volumes (millions of pounds)

	Three Months Ended			Nine Months Ended
	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001
NOVAPOL®
Linear low-density polyethylene	287	309	300	904	856
Low-density polyethylene	65	61	75	189	197
High-density polyethylene	83	82	101	260	295
SCLAIR®
Linear low-density and high-
density polyethylene	132	157	157	441	462
Advanced SCLAIRTECH™
Linear low-density and high-
density polyethylene	94	110	96	294	96

Total	661	719	729	2,088	1,906

NOVAPOL® is a registered trademark of NOVA Brands Ltd.
SCLAIR® is a registered trademark of NOVA Chemicals in Canada and of NOVA Chemicals (International) S.A. elsewhere.
Advanced SCLAIRTECH™ is a trademark of NOVA Chemicals.

Review of Operations
Olefins/Polyolefins

Third Quarter 2002

The Olefins/Polyolefins business reported net income of $8 million in the third quarter, compared to a net loss of $3 million in the prior quarter. Product prices rose, resulting in improved margins. Sales volumes were 8% lower than the second quarter due to seasonally softer polyethylene demand. Total feedstock costs for NOVA Chemicals were up slightly from the second quarter, partially offset by higher ethylene cracker co-product prices

The improvement over the net loss of $13 million in the third quarter of 2001, despite lower sales volumes, is primarily a result of higher polyethylene and ethylene cracker co-product prices and margins.

The Joffre, Alberta ethane-based crackers maintained the year-to-date average cash cost advantage of approximately 4 cents per pound over similar U.S. Gulf Coast (USGC) ethylene plants.

In the first half of 2002, four polyethylene price increases totaling 17 cents per pound were announced. The first three increases have been fully realized and NOVA Chemicals has implemented 2 cents per pound of the fourth increase. The remaining 3 cents per pound has been delayed. The average industry benchmark polyethylene price (Townsend Polymer Services) was up 9 cents per pound year-to-date 2002 and the benchmark ethylene selling price (CMAI) increased 4 cents per pound since the beginning of the year.

Polyethylene sales for the third quarter were down 8% from the second quarter. North American volumes were down 11%, while international volumes were up 19% as the fall agricultural film season in China supported demand and pricing. International volumes represented 12% of total polyethylene sales compared to 9% in the second quarter.

Total 2002 year-to-date polyethylene sales are up 10% from the first nine months of 2001. All of this increase is from sales from the new Advanced SCLAIRTECH technology polyethylene plant. Overall North American volumes are up 17% and international volumes are down 27%.

NOVA Chemicals’ new Advanced SCLAIRTECH technology polyethylene plant continues to operate on plan. Currently we have twelve commercial grades and expect to have 16 by year end. We continue to expect total polyethylene sales of 400 million pounds in 2002 from this new technology.

In the third quarter, BP and NOVA Chemicals announced an agreement under which NOVA Chemicals has granted BP the rights to use and sub-license its proprietary single-site catalysts. In turn, BP will license its Innovene Metallocene Catalyst Technology portfolio to NOVA Chemicals for use in polyethylene manufacturing. By working together, the companies will help accelerate new technology advances that will produce gas-phase polyethylene resins delivering both superior performance and value to customers. Third party licenses will also be marketed.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

STYRENICS BUSINESS

Financial Highlights (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Nine Months Ended
	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001
Revenue(1)	$ 357	$ 339	$ 313	$ 972	$ 1,045
EBITDA(2)	9	15	(49)	1	(92)
Depreciation	25	25	25	74	75
Operating loss	(16)	(10)	(74)	(73)	(167)
Net loss(3)	(19)	(11)	(56)	(69)	(133)
Capital expenditures
- sustaining	$ 8	$ 3	$ 12	$ 13	$ 25
- strategic	2	—	1	2	3

Total capital expenditures	$ 10	$ 3	$ 13	$ 15	$ 28
Average capital employed(4)	$ 1,279	$ 1,238	$ 1,307	$ 1,244	$ 1,380
After-tax return on capital
employed(5)	(2.9)%	(1.1)%	(14.5)%	(4.7)%	(10.6)%

(1)	Before intersegment eliminations.
(2)	Net income (loss) before income taxes, interest expense and depreciation.
(3)	Before distributions and dividends on preferred securities.
(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation) and working capital and excludes assets under construction.
(5)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)

	Three Months Ended
	Sept. 30 2002	June 30 2002	Sept. 30 2001
Styrene(2)	$0.36	$0.33	$0.28
Weighted average polystyrene(3)	$0.52	$0.48	$0.42
Benzene (dollars per gallon) (2)	$1.38	$1.25	$0.80

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.
(2)	Source: CMAI Low Contract.
(3)	Benchmark prices weighted according to NOVA Chemicals’ polystyrene product mix in North America and Europe. Includes expandable polystyrene, but excludes high performance styrenic polymers, DYLARK and other styrenic polymers. Source for benchmark prices: CMAI.

Polystyrene Sales Volumes (millions of pounds)

	Three Months Ended			Nine Months Ended
	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001
Solid and expandable
polystyrene	510	563	596	1,669	1,758
High performance styrenics
(including DYLARK®)	71	69	78	215	237

Total	581	632	674	1,884	1,995

DYLARK® is a registered trademark of NOVA Chemicals Inc. 5

Review of Operations
Styrenics

Third Quarter 2002

The Styrenics business reported a net loss of $19 million in the third quarter, compared to a net loss of $11 million in the second quarter of 2002 and a net loss of $56 million in the third quarter of 2001. While prices for both monomer and polymers continued to rise from the second quarter, the price increases were more than offset by higher cost benzene feedstocks and lower sales volumes. The third quarter weighted average polystyrene price rose 4 cents per pound from the second quarter price of 48 cents per pound. Total volumes, including both styrene monomer and polymers, were down 6% from the second quarter.

The $37 million improvement over the net loss in the third quarter of 2001 is primarily a result of improved product prices. Year-to-date for 2002, the Styrenics business lost $69 million, about half of the loss for the same period in 2001. Margins expanded significantly as feedstock costs declined faster than prices.

Styrene

Styrene markets in North America remained relatively tight during the quarter due to industry maintenance turnarounds. Styrene benchmark contract prices in North America rose to 36 cents per pound in the third quarter from an average of 33 cents per pound in the second quarter of 2002. The third quarter USGC average styrene spot price was 30 cents per pound, down slightly from the second quarter average spot price of 31 cents per pound.

NOVA Chemicals announced five North American contract styrene price increases in the first half of 2002 and announced third quarter price increases of 4 cents per pound effective July 1, 2002 and 3 cents per pound effective August 1, 2002. Only a small portion of the third quarter increases have been realized to date due to slowing demand and increased uncertainty around feedstock costs. Margins in the styrene monomer business decreased slightly as rising prices in the quarter did not keep pace with increased benzene costs.

In Europe, contract styrene prices averaged 32 cents per pound in the third quarter, up from the second quarter average price of 29 cents per pound. The fourth quarter price settled at 30 cents per pound in Europe, where the practice is to settle industry-wide styrene prices quarterly.

Solid Polystyrene (SPS)

Average solid polystyrene margins fell from the second quarter as a result of higher feedstock costs. NOVA Chemicals’ sales volumes fell seasonally.

SPS prices in both North America and Europe improved. NOVA Chemicals announced three North American SPS price increases in the first half of 2002. A further increase of 4 cents per pound announced for July 1, 2002 has been reduced to 2 cents per pound.

In Europe, there were five SPS price increase announcements in the first half of 2002. The last increase was largely unsuccessful due to seasonal summer volume declines.

Expandable Polystyrene (EPS)

NOVA Chemicals’ third quarter EPS prices rose above second quarter levels, however they did not keep pace with feedstock cost increases. Six price increases, across various EPS markets, have been implemented to date in 2002. Sales volumes declined in the third quarter as a result of customers drawing down inventory and annual July shutdowns at many North American customers.

In Europe, four price increases were announced for the first half of the year. The early increases were successful, resulting in price improvement; however, the third increase was only partially realized and the fourth increase was not implemented due to seasonal summer demand slowdowns.

Strategic Initiatives

NOVA Chemicals announced further initiatives in the Styrenics business in the third quarter:

NOVA Chemicals and BASF Styrene Monomer Agreements

NOVA Chemicals and BASF Corporation signed a long-term styrene monomer supply contract in the third quarter. The agreement commits NOVA Chemicals to supply monomer feedstock to BASF’s downstream styrenics business in North America. In addition, the contract commits BASF to supply styrene monomer to NOVA Chemicals’ European downstream styrenics business.

The agreement gives both producers a low-cost styrene monomer position for their respective solid polystyrene and expandable polystyrene businesses. The supply will be made from existing facilities, along with a 450 million pound debottlenecking of NOVA Chemicals’ Bayport, Texas, plant. NOVA Chemicals’ Bayport capacity will increase to 1.7 billion pounds in 2004 and total styrene monomer capacity will increase by about 15% to 3.05 billion pounds per year.

This deal improves NOVA Chemicals’ styrene monomer position by lowering Bayport’s production costs and enhancing European supply conditions.

Business Improvement Initiative

NOVA Chemicals also announced the idling of the EPS units at Carrington, U.K., effective October 20, 2002. All existing European EPS customers will be supplied from NOVA Chemicals’ other European EPS production facilities. NOVA Chemicals expects to run the remaining European EPS plants at capacity. This initiative will eliminate a number of positions, reduce costs and temporarily reduce capacity by 155 million pounds, or about 5% of European EPS industry capacity.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

Equity Investment in Methanex (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended				Nine Months Ended
	Sept. 30 2002	June 30 2002	Sept. 30 2001		Sept. 30 2002	Sept. 30 2001
Equity earnings (losses)	$ 22	$ 5	$ (6	)(1)	$ 21	$ 25 (1)
Amortization of purchase
differential	(1)	(2)	(2)		(4)	(5)

	21	3	(8)		17	20
Tax recovery (expense)	(3)	—	1		(2)	(4)

Net equity earnings (losses)	$ 18	$ 3	$ (7)		$ 15	$ 16

Investment in Methanex(2)	$ 378
Market value of investment (3)	$ 392
Number of shares held by
NOVA Chemicals (millions)	46.9

(1)	Includes NOVA Chemicals’ share ($3 million) of a write-down related to a plant shut down.
(2)	Investment amount shown is net of future income tax liability of $35 million. Original investment was $265 million.
(3)	Based on October 22, 2002 closing price of Methanex shares on NASDAQ.

During the third quarter, NOVA Chemicals’ equity investment in Methanex earned $18 million (after-tax), compared with earnings of $3 million (after-tax) in the second quarter of 2002 and a loss of $7 million (after-tax) in the third quarter of 2001.

Methanex earnings increased, primarily due to higher methanol prices. The average realized methanol price rose 32% from the second quarter of 2002 to $182 per tonne in the third quarter.

On Aug. 9, 2002, Methanex completed a normal course issuer bid. NOVA Chemicals did not tender any of its shares. As a result, at Sept. 30, 2002, NOVA Chemicals’ holding in Methanex was 37.7%, up from 37.3% at the end of the second quarter of 2002.

On Sept. 30, 2002, NOVA Chemicals received the first regular quarterly dividend from Methanex of $2.35 million. In accordance with standard equity accounting, the receipt of this dividend was recorded as a reduction in our investment in Methanex.

Liquidity and Capital Resources Capitalization (unaudited; millions of U.S. dollars except as noted)

	Sept. 30 2002	June 30 2002	Sept. 30 2001
Current debt(1)	$ 5	$ 27	$ 34
Long-term debt(2)	1,234	1,229	1,521

Total debt	1,239	1,256	1,555

Shareholders’ equity
9 1/2% preferred securities	210	210	210
9.04% preferred securities	173	173	173
Retractable preferred shares (3), (4)	198	198	198

	581	581	581

Common share equity(5), (6), (7), (8)	1,004	1,093	1,181

Total shareholders’ equity	1,585	1,674	1,762

Total capitalization	$ 2,824	$ 2,930	$ 3,317

(1)	Includes bank loans and current portion of long-term debt.
(2)	Maturity dates range from March 2004 to August 2028.
(3)	Preferred shares of a subsidiary, paying dividends of 2%, which are exchangeable into NOVA Chemicals’ common shares.
(4)	8,500,000 common shares (plus preferred shares if the market value of such common shares is less than $198 million) have been reserved for future issue under the terms of the retractable preferred share agreement.
(5)	Common shares outstanding at Sept. 30, 2002 were 86,454,363 (June 30, 2002 – 86,403,377; Mar. 31, 2002 – 86,170,642; Dec. 31, 2001 – 85,778,788).
(6)	8,719,032 stock options were outstanding to officers and employees on Sept. 30, 2002 to purchase common shares of NOVA Chemicals. 2,599,380 common shares were reserved but unallocated. 13 million common shares have been reserved for issuance under the Option Plan.
(7)	47,800 options were reserved for the Directors’ Share Compensation Plan.
(8)	In May 2002, NOVA Chemicals’ shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.

Senior Debt Ratings(1)

Senior Unsecured Debt
Moody’s(2)	Ba2 (stable)
Standard & Poor’s	BBB- (negative)
DBRS(3)	BBB (low) (stable)

(1)	Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
(2)	On Aug. 8, 2002, Moody’s downgraded its credit rating on NOVA Chemicals’ senior unsecured debt from Baa3 (negative) to Ba2 (stable). There has been no material impact as a result of the downgrade in connection with any agreements into which NOVA Chemicals has entered.
(3)	On September 16, 2002, DBRS confirmed its BBB (low) rating with a stable outlook.

Coverage Ratios

	Twelve Months Ended
	Sept. 30 2002		June 30 2002		Sept. 30 2001
Debt to total capitalization	43.9%		42.9%		46.9%
Interest coverage (deficiency) on long-term debt(1)	(1.0	)x	(2.5	)x	(0.5	)x
Net tangible asset coverage on long-term debt(2)	2.3	x	2.4	x	2.2	x

(1)	Interest coverage (deficiency) on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.
(2)	Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

9

Funds Flow and Debt Reduction

The following table shows major sources and uses of cash during the third quarter of 2002, resulting in a net reduction in debt of $17 million for the quarter and $283 million year-to-date 2002.

(unaudited; millions of U.S. dollars)

	Three Months Ended Sept. 30 2002	Nine Months Ended Sept. 30 2002
Operating income (loss)	$ (1)	$ (53)
Add back —- depreciation and restructuring charges	83	218

EBITDA	82	165
Interest	(23)	(64)
Methanex dividend	2	2
Other	(14)	(2)

Funds from operations	47	101

Reduction in operating working capital
Tax refunds received	7	175
Inventory increase	(24)	(30)
Commodity hedge crystallization	—	13
Accounts payable and other	19	16

Total working capital reduction	2	174

Cash from operations	49	275
Proceeds on asset sales	—	77
Interest rate swap crystallization	13	13
Preferred share restricted cash	(20)	29
Capital expenditures	(22)	(37)
Decrease (increase) in cash	28	(2)
Dividends	(13)	(39)
Other	(18)	(33)

Reduction in Debt	$ 17	$ 283

NOVA Chemicals’ funds from operations remained positive at $47 million for the third quarter of 2002. This was down $9 million from the second quarter of 2002 primarily due to unusual items during the quarter.

Working capital was reduced by $2 million in the third quarter of 2002, despite some rising product prices and an inventory volume increase which caused inventory to increase by $24 million. Increased accounts payable offset the investment in inventories.

As a result of the continued improvement in funds from operations and working capital, cash from operations remained positive at $49 million. This is lower than the second quarter of 2002, since last quarter included $105 million more tax refunds.

NOVA Chemicals also crystallized a $13 million gain on a series of fixed for floating interest rate swaps. The full amount of the gain was received in cash on July 29, 2002; however, the gain will be amortized over the terms of the related debt.

During the third quarter of 2002, NOVA Chemicals was required to place an additional $20 million of restricted cash on deposit as margin for holders of the retractable preferred shares as a result of price declines of NOVA Chemicals’ two publicly-traded preferred securities. As of Sept. 30, 2002 the total cash margin on deposit was $49 million.

Capital expenditures were $22 million in the third quarter of 2002 compared to $9 million in the second quarter of 2002. Total capital spending for 2002 is still expected to be less than $80 million.

Financing

During the first nine months of 2002, NOVA Chemicals reduced its debt by $283 million.

NOVA Chemicals has a 2-year revolving credit facility of $310 million expiring Apr. 3, 2004. As of Sept. 30, 2002, $44 million of the facility was utilized, including operating letters of credit of $21 million. Net availability was $266 million. NOVA Chemicals’ operating results and financial position are well within all financial covenants.

NOVA Chemicals also renewed the availability of its $195 million accounts receivable securitization program until Sept. 23, 2003.

Outstanding Hedge Positions

NOVA Chemicals maintains a hedging program to manage its feedstock costs. Natural gas and crude oil hedge positions outstanding have an estimated fair value of $27 million at Sept. 30, 2002. There was no material impact on earnings from positions realized in the third quarter.

NOVA Chemicals has hedged its Canadian dollar cost exposure through March 2003. As of Sept. 30, 2002, NOVA Chemicals had $225 million of forward contracts outstanding with an unrecognized after-tax, mark-to-market loss of $15 million. Earnings were reduced by $8 million in the third quarter of 2002 as a result of this hedging program.

Disclosure Controls and Procedures

NOVA Chemicals is incorporated in Canada, consequently it is not required to provide certifications under the Sarbanes-Oxley Act for its quarterly reports. However the Chief Executive Officer and the Chief Financial Officer have voluntarily provided such certifications to the Securities and Exchange Commission and will continue to do so each quarter.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Canadian Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental earnings measures. These are earnings before interest, taxes, depreciation and amortization (EBITDA), and net income (loss) to common shareholders before unusual items. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income (Loss) by adding back income taxes, interest expense, other gains, equity in earnings of affiliates, depreciation and restructuring charges to net income (loss).

Net Income (Loss) To Common Shareholders Before Unusual Items

This measure is provided to assist investors in assessing earnings performance from ongoing operations. Certain items such as gains and losses from sales of assets, restructuring charges and other unusual items are excluded if they are not considered to be in the ordinary course of business. A listing of unusual items (after-tax) for the periods presented is as follows:

(unaudited; millions of U.S. dollars)

	Three Months Ended			Nine Months Ended
	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001
Gain on sale of asset	$ —	$ —	$ —	$ 36	$ —
Tax settlements with IRS	—	—	19	—	44
Methanex plant write-down	—	—	(3)	—	(3)
Reductions in income tax rates
on future tax liabilities	—	—	—	—	17
Restructuring charges	(12)	(3)	—	(15)	—

Income (expense)	$ (12)	$ (3)	$ 16	$ 21	$ 58

Unusual Items

During the third quarter of 2002, NOVA Chemicals took several actions to reduce costs and further streamline its operations.

The Carrington EPS units have been idled. NOVA Chemicals initiated a voluntary early retirement program in its Eastern Canadian manufacturing operation. In addition, NOVA Chemicals eliminated a number of leadership positions across the company. In total, 90 to 100 positions will be eliminated. Severance and other costs associated with these actions amounted to $16 million ($12 million after-tax).

*	Peers include Dow Chemical Company, Eastman Chemical Company, Lyondell Chemical Company, Methanex Corporation and Millennium Chemicals Inc.

NOVA Chemicals’ share price on the New York Stock Exchange (NYSE) decreased to U.S. $20.75 at Sept. 30, 2002, from U.S. $22.54 at June 30, 2002. NOVA Chemicals’ total return to shareholders was negative 8% for the quarter ending Sept. 30, 2002 on the NYSE and negative 2% on the Toronto Stock Exchange (TSX). Peer chemical companies share values decreased 19% on average and the S&P Chemicals Index decreased 18%. Total return for the S&P/TSX Composite Index was negative 13% and total return for the S&P 500 was negative 17%. As of October 22, 2002, NOVA Chemicals’ share price was U.S. $20.35, down 5% since Sept. 30, 2002. The S&P Chemical Index was up 8% in the same period.

In the third quarter, about 66% of NOVA Chemicals’ shares were traded on the TSX and 34% traded on the NYSE. Approximately 0.4% of the outstanding float is traded daily. This level of liquidity is comparable to the liquidity of NOVA Chemicals’ peers.

Third quarter trading volumes	Millions of shares	% of float	% of trading
Toronto Stock Exchange	15.5	18	66
New York Stock Exchange	8.0	9	34

Total	23.5	27	100

Odd Lot Program

On May 31, 2002, NOVA Chemicals launched an “odd lot” program to enable holders of small amounts of common shares to sell those shares without incurring any brokerage fees. This program is open to beneficial or registered shareholders of record with 99 or fewer shares as of May 30, 2002. The program has been extended to Nov. 15, 2002. NOVA Chemicals will not be repurchasing any shares as a result of this odd lot program. For further information, please contact the manager of the program, Georgeson Shareholder Communications at
1-800-890-1037 (English) or 1-888-890-2933 (French).

INVESTOR INFORMATION

For inquiries on stock-related matters including dividend payments, stock transfers and address changes, contact NOVA Chemicals toll-free at 1-800-661-8686 or e-mail to shareholders@novachem.com.

Contact Information

Phone: (403) 750-3600 or (412) 490-4000
Internet: www.novachemicals.com
E-Mail: invest@novachem.com

NOVA Chemicals Corporation
645 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

Transfer Agents and Registrars

CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400/1-800-387-0825
Fax: (403) 264-2100
Internet: www.cibcmellon.ca
E-Mail: inquiries@cibcmellon.ca

Share Information

NOVA Chemicals’ trading symbol on the New York and Toronto Stock Exchanges is NCX.

Forward-looking Information

The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; technology developments; exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and costs saving targets; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; performance of Methanex; meeting time and budget targets for significant capital investments; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

13

CHANGES IN NET INCOME (LOSS)
(unaudited; millions of U.S. dollars; all amounts presented above the “lower income tax recovery” line are on a pre-tax basis and all amounts presented below such line are on an after-tax basis.)

	Q3 2002 Compared with		First Nine Months 2002 Compared with First Nine
	Q2 2002	Q3 2001	Months 2001
Higher margins	$ 35	$ 114	$ 40
Higher (lower) sales volumes	(25)	(16)	42
Lower research and development	1	1	2
Lower (higher) selling, general and administrative	(1)	2	8
Higher depreciation	—	(6)	(30)
Lower (higher) interest expense	(3)	2	(2)
Lower income tax recovery	(4)	(39)	(31)

Increase in NOVA Chemicals’ operated net income	3	58	29

Higher (lower) equity earnings in Methanex	15	22	(4)
Unusual items	(9)	(28)	(37)
Lower preferred securities dividends and distributions	1	1	4

Increase (decrease) in net income to common shareholders	$ 10	$ 53	$ (8)

FINANCIAL STATEMENTS

Consolidated Statement of Income (Loss) (unaudited, millions of U.S. dollars except per share amounts)

	Three Months Ended			Nine Months Ended
	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001
Revenue	$ 806	$ 777	$ 743	$ 2,245	$ 2,540

Feedstock and operating costs	670	651	705	1,919	2,296
Research and development	9	10	10	28	30
Selling, general and administrative	45	44	47	133	141
Restructuring charges	16	4	—	20	—
Depreciation	67	67	61	198	168

	807	776	823	2,298	2,635

Operating income (loss)	(1)	1	(80)	(53)	(95)

Interest expense (net) (note 2)	(23)	(20)	(25)	(64)	(62)
Equity in earnings (losses) of affiliates	21	3	(8)	17	20
Other gains (note 3)	—	—	24	59	58

	(2)	(17)	(9)	12	16

Loss before taxes	(3)	(16)	(89)	(41)	(79)
Income tax (expense) recovery (note 4)	(2)	2	32	(1)	49

Net loss	(5)	(14)	(57)	(42)	(30)
Preferred securities dividends and
distributions	(7)	(8)	(8)	(22)	(26)

Net loss to common shareholders	$ (12)	$ (22)	$ (65)	$ (64)	$ (56)

Loss per share (note 6)	$ (0.14)	$ (0.25)	$ (0.76)	$ (0.74)	$ (0.66)
Diluted loss per share (note 6)	$ (0.14)	$ (0.25)	$ (0.76)	$ (0.74)	$ (0.66)

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 14

Consolidated Statement of Reinvested Earnings (unaudited; millions of U.S. dollars)

	Three Months Ended			Nine Months Ended
	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001
Reinvested earnings, beginning of
period	$ 677	$ 704	$ 922	$ 740	$ 924
Net loss	(5)	(14)	(57)	(42)	(30)
Common share dividends	(6)	(5)	(6)	(17)	(17)
Preferred securities
distributions and dividends	(7)	(8)	(8)	(22)	(26)

Reinvested earnings, end of
period	$ 659	$ 677	$ 851	$ 659	$ 851

Consolidated Balance Sheet (millions of U.S. dollars)

	Sept. 30, 2002 (unaudited)	Dec. 31, 2001 (audited)
Assets
Current assets
Cash	$ 12	$ 10
Receivables	218	362
Inventories	309	279

	539	651

Investments and other assets	555	549
Plant, property and equipment, net	3,040	3,159

	$ 4,134	$ 4,359

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$ 4	$ 14
Accounts payable and accrued liabilities	510	437
Long-term debt installments due within one year	1	186

	515	637

Long-term debt	1,234	1,322
Deferred credits	800	786

	2,549	2,745

Shareholders’ equity
Preferred securities	383	383
Retractable preferred shares	198	198
Common equity
Common shares	482	472
Cumulative translation adjustment	(137)	(179)
Reinvested earnings	659	740

	1,585	1,614

	$ 4,134	$ 4,359

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 15

Consolidated Statement of Cash Flows (unaudited; millions of U.S. dollars)

	Three Months Ended			Nine Months Ended

	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001

Operating activities
Net loss	$(5)	$(14)	$(57)	$(42)	$(30)
Depreciation	67	67	61	198	168
Future income taxes (recovery)	4	6	(12)	(1)	(49)
Equity in (earnings) losses of
affiliates	(21)	(3)	8	(17)	(20)
Dividends received	2	—	—	2	—
Other (gains) (net of current tax)	—	—	—	(39)	—

Funds from operations	47	56	—	101	69
Changes in non-cash working
capital	2	102	94	174	98

Cash from operations	49	158	94	275	167

Investing activities
Proceeds on asset sales	—	—	—	77	—
Plant, property and equipment
additions	(22)	(9)	(38)	(37)	(127)
Turnaround costs, long-term
investments and other assets	(35)	2	(28)	(3)	(95)
Changes in non-cash working
capital	—	—	(2)	—	(17)

	(57)	(7)	(68)	37	(239)

Financing activities
Increase (decrease) in current
bank loans	(22)	25	27	(10)	5
Proceeds on swap crystallization	13	—	—	13	—
Long-term debt
- additions	—	—	4	—	301
- repayments	—	—	(52)	(1)	(61)
- changes in revolving debt	13	(135)	(13)	(272)	(145)
Preferred securities distributions
and dividends	(7)	(8)	(8)	(22)	(26)
Common shares issued	—	5	—	10	11
Common share dividends	(6)	(5)	(6)	(17)	(17)
Changes in non-cash working
capital	(11)	(9)	5	(11)	4

	(20)	(127)	(43)	(310)	72

Increase (decrease) in cash	(28)	24	(17)	2	—
Cash and cash equivalents,
beginning of period	40	16	44	10	27

Cash and cash equivalents, end
of period	$12	$40	$27	$12	$27

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 16

Notes to Consolidated Financial Statements
(unaudited; millions of U.S. dollars unless otherwise noted)

These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals’ Annual Consolidated Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2001. Certain comparative amounts have been reclassified to conform with the current period’s presentation.

1.	Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, using the same accounting policies as set out in note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2001, on pages 46 to 49 of the 2001 Annual Report except as noted below.

On Jan. 1, 2002, NOVA Chemicals adopted several new accounting standards as prescribed by the Canadian Institute of Chartered Accountants. These new standards relate to stock-based compensation and other stock-based payments, foreign currency translation and goodwill and other intangible assets. These standards had no effect on the corporation’s financial position or results of operations. Refer to the 2002 First Quarter earnings news release for details.

2.	Interest Expense (Net)

	Three Months Ended			Nine Months Ended

	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001

Interest on long-term debt	$21	$18	$23	$58	$74
Capitalized interest	—	—	—	—	(18)
Other interest expense	2	2	2	6	6

Interest expense (net)	$23	$20	$25	$64	$62

3.	Other Gains

The nine months ended Sept. 30, 2002 includes a before tax gain of $59 million ($36 million after-tax) resulting from the sale of NOVA Chemicals 20% interest in the Cochin Pipeline.

A $24 million gain ($19 million after-tax) was recognized in the quarter ended Sept. 30, 2001 as a result of a resolution of a dispute with the Internal Revenue Service. This gain, coupled with a similar gain of $34 million ($25 million after-tax) in the first quarter of 2001, brought the 2001 year-to-date amount to $58 million ($44 million after-tax).

4.	Income Taxes

	Three Months Ended			Nine Months Ended

	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001

Loss before income taxes	$(3)	$(16)	$(89)	$(41)	$(79)
Statutory income tax rate	39.24%	39.24%	42.12%	39.24%	42.12%

Computed income tax (recovery)
expense	$(1)	$(6)	$(37)	$(16)	$(33)
Increase (decrease) in taxes
resulting from:
Manufacturing and processing
deduction	—	1	2	1	2
Higher (lower) effective tax rate
on equity in (earnings) losses
of affiliates	(6)	—	2	(4)	(5)
Lower tax rate on gain related
to tax settlement (note 3)	—	—	(5)	—	(10)
Additional cost-of-service
income taxes (1)	2	2	2	6	6
Foreign tax rates	5	1	8	9	12
Income tax rate adjustments (2)	—	—	—	—	(17)
Other	2	—	(4)	5	(4)

Income tax (recovery) expense	$2	$(2)	$(32)	$1	$(49)

(1)	Income taxes on the Joffre, Alberta E2 ethylene plant are recoverable from customers and recorded on the flow-through rather than liability method.
(2)	The nine months ended Sept. 30, 2001, represents a reduction in income tax accruals for future tax liabilities of $17 million due to the recognition of a reduction in income tax rates as a result of federal and provincial tax rate reductions.

17

5.	Segmented Information

NOVA Chemicals operates its business under the following principal business segments:

	Three Months Ended			Nine Months Ended

	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001

Revenue
Olefins/Polyolefins	$489	$477	$456	$1,379	$1,606
Styrenics	357	339	313	972	1,045
Intersegment eliminations	(40)	(39)	(26)	(106)	(111)

	$806	$777	$743	$2,245	$2,540

Operating income (loss)
Olefins/Polyolefins	$31	$15	$(7)	$40	$71
Styrenics	(16)	(10)	(74)	(73)	(167)
Restructuring charges and other	(16)	(4)	1	(20)	1

	$(1)	$1	$(80)	$(53)	$(95)

Net income (loss) (1)
Olefins/Polyolefins	$8	$(3)	$(13)	$(9)	$26
Styrenics	(19)	(11)	(56)	(69)	(133)
Investment in Methanex	18	3	(4)	15	19
Other	(12)	(3)	16	21	58

	$(5)	$(14)	$(57)	$(42)	$(30)

(1)	Before preferred securities dividends and distributions.

	Sept. 30 2002	Dec. 31 2001

Assets
Olefins/Polyolefins	$1,881	$1,960
Styrenics	1,676	1,645
Investment in Methanex	413	397
Corporate and other(1)	164	357

	$4,134	$4,359

(1)	Amounts include all cash and cash equivalents.

6.	Loss Per Share (shares in millions)

	Three Months Ended						Nine Months Ended

	Sept. 30 2002		June 30 2002		Sept. 30 2001		Sept. 30 2002		Sept. 30 2001

	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net loss to common shareholders	$(12)	$(12)	$(22)	$(22)	$(65)	$(65)	$(64)	$(64)	$(56)	$(56)

Weighted average common shares
outstanding	86.4	86.4	86.3	86.3	85.7	85.7	86.3	86.3	85.3	85.3

Loss per common share	$(0.14)	$(0.14)	$(0.25)	$(0.25)	$(0.76)	$(0.76)	$(0.74)	$(0.74)	$(0.66)	$(0.66)

Convertible preferred shares and stock options representing 17.2 million common shares have been excluded from the computation of diluted earnings per share for the three and nine months ended Sept. 30, 2002, as their impact would be anti-dilutive.

18

7.	Stock-based Compensation

The Corporation has an employee incentive stock option plan and applies the intrinsic value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized with respect to options issued. Had compensation expense for the stock option plan been determined and expensed based on the fair value method, the following pro forma amounts would have resulted:

	Three Months Ended			Nine Months Ended

	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001

Net loss
As reported	$(5)	$(14)	$(57)	$(42)	$(30)
Pro forma	$(8)	$(17)	$(59)	$(50)	$(35)

Basic loss per share
As reported	$(0.14)	$(0.25)	$(0.76)	$(0.74)	$(0.66)
Pro forma	$(0.18)	$(0.29)	$(0.78)	$(0.84)	$(0.72)

Diluted loss per share
As reported	$(0.14)	$(0.25)	$(0.76)	$(0.74)	$(0.66)
Pro forma	$(0.18)	$(0.29)	$(0.78)	$(0.84)	$(0.72)

8.	Reconciliation to United States Accounting Principles

	Three Months Ended			Nine Months Ended

	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001

Net income (loss) in accordance with
Canadian basis	$(5)	$(14)	$(57)	$(42)	$(30)
Add (deduct) adjustments for:
Foreign exchange gains (1)	4	4	5	12	12
Hedging and other derivative
activity (1)	8	6	8	12	12
Equity in earnings (losses) of
affiliates (2)	1	(1)	5	(3)	—
Inventory valuation adjustment (3)	1	1	(2)	2	(2)
Pre-production costs (4)	1	1	(1)	3	(6)
Distributions on preferred
securities (5)	(5)	(6)	(6)	(17)	(17)
Future income taxes (6)	—	—	—	—	29
Other	—	1	—	1	1

Net income (loss) in accordance with
U.S. basis	$5	$(8)	$(48)	$(32)	$(1)

Basic earnings (loss) per share
in accordance with U.S. basis	$0.03	$(0.11)	$(0.56)	$(0.43)	$(0.01)

Diluted earnings (loss) per share	$0.03	$(0.11)	$(0.56)	$(0.43)	$(0.01)

19

	Three Months Ended			Nine Months Ended

	Sept. 30 2002	June 30 2002	Sept. 30 2001	Sept. 30 2002	Sept. 30 2001

Comprehensive income (loss) (7)
Net income (loss) in accordance with U.S. basis	$5	$(8)	$(48)	$(32)	$(1)
Fair value of cash flow hedging instruments (1)	—	—	—	—	50
Change in fair value of cash flow hedging instruments (1)	(3)	13	(23)	22	(79)
Equity in affiliates comprehensive income (loss) (2)	(3)	5	(1)	3	(5)
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations (8)	(71)	121	(45)	42	(102)

Comprehensive income (loss) in accordance with U.S. basis	$(72)	$131	$(117)	$35	$(137)

Accumulated other comprehensive income (loss) (7)
Unrealized foreign exchange gains (losses) on translation of self- sustaining foreign operations (8)				$(158)	$(162)
Fair value of cash flow hedging instruments				(8)	(29)
Equity in affiliates other comprehensive income (loss)				(1)	(5)

				$(167)	$(196)

(1)	On Jan. 1, 2001 the Corporation adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended. Certain Canadian – U.S. GAAP differences resulted.
(2)	NOVA Chemicals’ share of adjustments to Methanex’s financial information to comply with U.S. accounting principles.
(3)	U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.
(4)	U.S. GAAP requires all costs (except interest on constructed assets) associated with pre-production activities be expensed as incurred rather than deferred as under Canadian GAAP.
(5)	U.S. GAAP considers the preferred securities a long-term debt obligation and the preferred distributions on the securities interest expense.
(6)	U.S. GAAP future income taxes are not adjusted for changes in tax rates until they are enacted whereas Canadian GAAP requires adjustment when tax rate changes are substantively enacted.
(7)	U.S. GAAP requires the presentation of a separate statement of comprehensive income and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income includes certain changes in equity during the period that are not in net income.
(8)	Gains (losses) resulting from translation of self-sustaining foreign operations and recorded in other comprehensive income until there is a realized reduction in the investment.

	Sept. 30 2002	Dec. 31 2001

Balance sheet in accordance with United States basis
Current assets	$597	$716
Investments and other assets	508	496
Plant, property and equipment, net	3,013	3,131
Current liabilities	(544)	(725)
Long-term debt - preferred securities	(383)	(383)
- other long-term debt	(1,258)	(1,323)
Deferred credits	(769)	(771)
Retractable preferred shares	(198)	(198)

Common equity	$966	$943

20